FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	_______	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	_______	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	_______	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1.	Material Fact dated June 18, 2004.

ITEM 1

MATERIAL FACT

Banco Santander Central Hispano, S.A. announces that its Board of Directors, in its meeting as of today has resolved to re-word the proposed resolution which under Item Three on the Agenda will be submitted to the Ordinary General Meeting of Shareholders to be held tomorrow, Saturday June 19th, in the sense that, with the proposed ratification and re-election of Directors, and since the vacancy arising due to the death of Mr. António de Sommer Champalimaud has not been covered, the number of members of the Board of Directors is therefore 20.

Therefore, the aforementioned proposal will read as follows:

“I. To ratify the appointment of Mutua Madrileña Automovilista, Sociedad de Seguros a Prima Fija as a Member of the Board, agreed by the Board of Directors at its meeting on 26th April 2004.

II.– With reference to the annual renewal of one third of the seats on the Board according to article 29 of the current corporate Bylaws, to re-elect Mr. Fernando de Asúa Álvarez, Mr. Antonio Basagoiti García-Tuñón, Mr. Antonio Escámez Torres, Mr. Francisco Luzón López, Mr. Luis Alberto Salazar-Simpson Bos and Assicurazioni Generali S.p.A. as Directors.

Therefore, with this ratification and re-election, and since the vacancy arising on the Board due to the death of Mr. Antonio de Sommer Champalimaud has not been covered, the number of member of the Board of Directors is twenty.”

Madrid, June 18th 2004

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: June 21, 2004	By: /s/ José Antonio Alvarez
Name: José Antonio Alvarez
Title: Executive Vice President